EXHIBIT 3.1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CLEARONE, INC.
ARTICLE I
NAME
The name of the Corporation is ClearOne, Inc.
ARTICLE II
DURATION OF THE CORPORATION
The duration of the corporation is perpetual.
ARTICLE III
PURPOSES
The purpose for which this Corporation is organized is the engineering, designing, consulting, servicing, maintaining and repairing and manufacturing of electronic equipment and all matters related or ancillary thereto and to do all things and engage in all lawful transactions which a corporation organized under the laws of the State of Utah might do or engage in, even though not expressly stated herein.
ARTICLE IV
SHARES
The aggregate number of shares which this corporation shall have authority to issue is fifty million (50,000,000) shares of common stock of a par value of one mil ($0.001) per share. All shares of common stock of this corporation shall be of the same class and shall have the same rights and preferences. Fully paid shares of common stock of this corporation shall not be liable to any further call or assessment.
ARTICLE V
PREEMPTIVE RIGHTS
The authorized and treasury stock of this Corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of the stock of this Corporation.
ARTICLE VI
VOTING OF SHARES
As to all actions to be voted on by the shareholders, each holder of common stock of the corporation shall be entitled to one vote for each share of such stock standing in his name on the books of the corporation, and shall not be entitled to accumulate votes for the purpose of electing directors.
ARTICLE VII
COMMENCING BUSINESS
This corporation shall not commence business until consideration of a value of at least One Thousand Dollars ($1,000.000) shall have been received by this corporation for the issuance of its shares of common stock.
ARTICLE VIII
BY-LAWS
The Directors shall and the shareholders may adopt By-Laws which are not inconsistent with law or these Articles of Incorporation for the regulation and management of the affairs of this corporation. These By-Laws may be amended from time to time, or repealed, pursuant to law.

ARTICLE VIII
REGISTERED OFFICE AND AGENT
The address of this Corporation's registered office and the name of its registered agent at such address is:
NAME                    ADDRESS
Zeynep Hakimoglu            5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116

ARTICLE IX
DIRECTORS
The Board of Directors shall consist of not less than three (3) nor more than nine (9) members as the Board of Directors may itself from time to time determine.
ARTICLE X
OFFICER AND DIRECTORS CONTRACT
No contract or other transaction between this Corporation and any other corporation shall be affected by the fact that a Director or Officer of this Corporation is interested in, or is a Director or other Officer of such other Corporation. Any Director, individually or with others, may be a party to, or may be interested in any transaction of this Corporation or any transaction in which this Corporation is interested. No contract or other transaction of this Corporation with any person, firm or corporation shall be affected by the fact that any Director of this Corporation (a) is a party to, or is interested in, such contract, act or transaction, or (b) is in some way connected with such person, firm or corporation. Each person who is now or may become a Director of this Corporation is hereby relieved from and indemnified against liability that might otherwise obtain in the event such Director contracts with this Corporation for the benefit of himself or any firm, association or corporation in which he may be interested in any way, provided said Directors acts in good faith.

2